EXHIBIT 10.57

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (hereinafter this "Agreement") is made as of this 20th day of May 2005 between Mediware Information Systems, Inc., (hereinafter the "Company") and Robert C. Weber (hereinafter the "Executive").

WHEREAS, the Company desires to employ the Executive as its Senior Vice President, Chief Legal Officer and General Counsel, and the Executive desires to be so employed by the Company, on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements herein set forth, the Company and the Executive hereby agree as follows:

      Termination of Existing Agreement. Executive's Employment Agreement dated as of January 1, 2004 with the Company is hereby terminated and of no further force or effect. Such termination shall not (a) affect, render invalid, modify or terminate any options, grant of restricted stock or other equity awards or other incentive or fringe benefits (including, without limitation, accrued vacation benefits) received by the Executive, or any agreement, certificate of other document entered into in connection therewith, pursuant to or during the term of such terminated Employment Agreement and (b) affect or extinguish any claim or right of the Company pursuant to Paragraph 6, 7 or 8 of such terminated Employment Agreement relating to, in connection with any action, failure to act, event or occurrence prior to the date hereof.

      Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve as Senior Vice President, Chief Legal Officer and General Counsel of the Company. The Executive agrees to perform such services customary to such office as shall from time to time be assigned to him by and report to the President and Chief Executive Officer. Notwithstanding anything to the contrary contained in the immediately preceding sentence, the Executive agrees to perform such services as shall from time to time be assigned to him by the Board of Directors and to report directly to the Board of Directors if so instructed by it or if Executive deems such report to be necessary or appropriate. The Executive further agrees to use his best efforts to promote the interests of the Company and to devote his full business time and energies to the business and affairs of the Company.

      Term of Employment. The employment hereunder shall be for a term of two (2) years, commencing on the date hereof and ending on the second anniversary of such date (the "Expiration Date"), unless terminated earlier pursuant to Paragraph 5 of this Agreement (the "Term of Employment"). This Agreement shall automatically renew for successive terms of one (1) year (each a "Renewal Term") commencing on the first day immediately following the Expiration Date, unless such renewal is objected to by either the Company or the Executive by giving prior written notice more than 90 days and less than one hundred twenty 120 days prior to the scheduled Expiration Date. In the event of such renewal, the last day of each successive Renewal Term shall be deemed the Expiration Date.

      Compensation and Other Related Matters.

        Salary. As compensation for services rendered hereunder, the Executive shall receive an Annual Base Salary of one hundred seventy-five thousand dollars ($175,000.00), which salary shall be paid in accordance with the Company's then prevailing payroll practices for its executives and shall be subject to review annually by the Board of Directors.

        Bonus. The Executive shall be eligible to receive a bonus of 50% of his Annual Base Salary per annum for achieving objectives established by the Company. If the Executive leaves the Company for any reason in the middle of a year, the Annual Bonus for that year will be pro-rated in accordance with the actual number of days the Executive was employed during that year, except if Executive resigns without cause as described in Paragraph 5(d) below, or is terminated for Cause pursuant to Paragraph 5(c), below, in which case no Annual Bonus will be paid.

        Stock Options. Subject to the approval of the Company's Board of Directors, the Executive shall be granted 30,000 non-qualified options (the "Options") to purchase shares of the Company's Common Stock, par value $.10 per share (the "Stock"), under a Company stock option plan. The Options shall be subject to the terms of the applicable Company stock option plan and the Executive's Stock Option Agreement (the "Option Agreement"), attached hereto as Exhibit "A". In addition to the terms set forth in the Option Agreement (provided that this Agreement shall govern the Options in the event of any conflict between this Agreement and the Option Agreement), the Company and the Executive agree as follows:

          Vesting. The Options shall vest and become exercisable immediately. However, subject to continued employment of the Executive, shares of Common Stock acquired upon exercise of such options may not be directly or indirectly sold or transferred for a period of one (1)-year following the commencement of the Term of Employment. In addition, upon an acquisition or sale of the Company, as defined in Paragraph 6(f), below, any remaining share disposition restrictions shall lapse immediately if Executive is employed by the Company on the date thereof.

          Exercise. The Options shall be exercisable at a price equal to the fair market value of the Stock on the day the Term of Employment commences plus twenty-five cents ($0.25). The Options shall be exercisable for five years from the commencement of the Term of Employment.

        Other Benefits. The fringe benefits, perquisites and other benefits of employment, including three (3) weeks vacation, to be provided to the Executive shall be equivalent to such benefits and perquisites as are provided to other senior executives of the Company as amended from time to time.

        Reimbursement. Subject to policies established from time to time by the Company, the Company shall reimburse the Executive for the reasonable expenses incurred by him in connection with the performance of his duties hereunder, including but not limited to, travel expenses and entertainment expenses, for which the Executive shall account to the Company in a manner sufficient to conform to Internal Revenue Service requirements.

        Office Location. Except as otherwise agreed by Executive, the Executive will be officed in the Chicago, Illinois metropolitan area.

      Termination.

        Disability. If, as a result of the incapacity of the Executive due to physical or mental illness, the Executive is unable to perform substantially and continuously the duties assigned to him hereunder, with or without a reasonable accommodation, for a period of three (3) consecutive months or for a non-consecutive period of nine (9) months during the Term of Employment, the Company may terminate his employment for "Disability" upon 30 days prior written notice to the Executive.

        Death. The Executive's employment shall terminate immediately upon the death of the Executive.

        Cause. The Company shall be entitled to terminate the Executive's employment for "Cause" at any time immediately upon delivery of written notice or for no Cause at any time upon ninety (90) days prior written notice. Termination by the Company of the employment of the Executive for "Cause" shall mean termination based upon (i) the willful failure by the Executive to follow lawful directions communicated to him by the President and Chief Executive Officer; (ii) the willful engaging by the Executive in conduct which is materially injurious to the Company, monetarily or otherwise; (iii) a conviction of, a plea of nolo contendere, a guilty plea or confession by the Executive to an act of fraud, misappropriation or embezzlement or to a felony; (iv) the Executive's habitual drunkenness or use of illegal substances; (v) a material breach by the Executive of this Agreement; or (vi) an act of gross neglect or gross misconduct in the performance of Executive's job, duties or obligations to the Company which the Company deems in good faith to be good and sufficient cause.

        Termination Without Cause. The Company and the Employee shall each have the right to terminate the Executive's employment without cause at any time upon 90 days prior written notice. The giving of notice by either party pursuant to Paragraph 3 to prevent the renewal of this Agreement shall not be deemed a termination of Executive's employment without cause.

      Compensation Upon Termination or During Disability.

        Disability. During any period that the Executive fails to perform his full-time duties with the Company for a three (3)-month period as a result of incapacity due to physical or mental illness (the "Disability Period"), the Executive shall continue to receive his Annual Base Salary at the rate set forth in Paragraph 4(a) of this Agreement, less any compensation payable to the Executive under the applicable disability insurance plan of the Company during the Disability Period, until this Agreement is terminated pursuant to Paragraph 5 hereof. Thereafter, or in the event the Executive's employment shall be terminated by reason of his death, the Executive's benefits shall be determined under the Company's insurance and other compensation programs then in effect in accordance with the terms of such programs and the Company shall have no further obligation to the Executive under this Agreement.

        Death. In the event of the Executive's death, the Executive's beneficiary shall be entitled to receive the Executive's Annual Base Salary at the rate set forth in Paragraph 4(a) of this Agreement until the date of his death. Thereafter, the Company shall have no further obligation to the Executive or the Executive's beneficiary under this Agreement.

        Cause. If the Executive's employment shall be terminated by the Company for "Cause" as defined in Paragraph 5 of this Agreement, the Company shall continue to pay the Executive his Annual Base Salary at the rate set forth in Paragraph 4(a) of this Agreement through the date of termination of the Executive's employment. Thereafter, the Company shall have no further obligation to the Executive under this Agreement.

        Termination Without Cause by the Company. If the Company voluntarily terminates the Executive's employment with the Company pursuant to Paragraph 5 of this Agreement, the Company shall continue to pay the Executive Executive's Annual Salary during the 90-day notice period provided for in Paragraph 5 at the rate in effect as of the day immediately preceding the commencement of the notice period, payable in equal installments consistent with the Company's normal salary payment cycles then in effect. Until the earlier of the end of the 90-day notice period or the commencement of the provision of health benefits to the Executive by a successor employer, the Executive will continue to receive the same coverage of health insurance as immediately before the date of the termination, at the expense of the Company. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

        Acquisition or Sale of Company. If a third party described in Paragraph 6(f) of this Agreement terminates the Executive due to "an acquisition or sale of the Company", as described in Paragraph 6(f) below, the Company shall pay the Executive an amount equal to six (6) months of Executive's Annual Base Salary at the rate in effect at the date of termination of the Executive's employment during the period of the Executive's employment, payable in six (6) equal monthly installments. Until the earlier of the end of the six (6)-month period immediately following the termination of employment, or the commencement of the provision of health benefits to the Executive by a successor employer, the Executive will continue to receive the same coverage of health insurance as immediately before the date of the termination, at the expense of the Company. Thereafter, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement. Notwithstanding the foregoing, if in conjunction with an acquisition or sale of the Company to a third party, the third party (i) requests that the Executive continue to provide services to the Company or such third party after the closing of the acquisition or sale of the Company and (ii) agrees to pay the Executive compensation for the Executive's services at a rate at least equal to the Executive's compensation in effect as of the date immediately preceding the date on which the acquisition or sale of the Company is consummated, the Executive must provide such services for at least 90 days, unless the third party terminates Executive's services without Cause prior to the end of such 90-day period. If the Executive fails to fulfill the requirement of the preceding sentence for any reason, then the Executive will not be eligible for payments under this Paragraph 6(e). On the other hand, if the Executive does fulfill such requirement and the Executive's employment is subsequently terminated within the six (6)-month period following the acquisition or sale of the Company, then the Executive will be entitled to receive the payments described in this Paragraph 6(e). Payments under this Paragraph 6(e) are intended to be in lieu of the payments the Executive would otherwise be entitled to under Paragraph 6(d), which will not apply in the case of an acquisition or sale of the Company.

        Definition. For purposes hereof, "an acquisition or sale of the Company" to or by "a third party" shall mean the occurrence of any transaction or series of transactions which within a six (6) month period result in (I) greater than 50% of the then outstanding shares of Common Stock of the Company (for cash, property including, without limitation, stock in any corporation or other third party legal entity, indebtedness or any combination thereof) have been redeemed by the Company or purchased by a third party not previously affiliated with the Company, or exchanged for shares in any other corporation or other third party legal entity not previously affiliated with the Company, or any combination of such redemption, purchase or exchange, (II) greater than 50% in book value of the Company's gross assets are acquired by a third party not previously affiliated with the Company (for cash, property including, without limitation, stock in any corporation whether or not unaffiliated with the Company, indebtedness of any person or any combination thereof), or (III) the Company is merged or consolidated with another private or public corporation or other third party legal entity and the former holders of shares of Common Stock of the Company own less than 25% of the voting power of the acquiring, resulting or surviving corporation or other third party legal entity. For the purposes hereof any director or officer of the Company and entity controlled by any of them shall be considered "affiliated with the Company."

        Termination Without Cause by the Executive. If the Executive terminates his employment without cause, the Company shall pay the Executive an amount equal to three (3) months of the Executive's Annual Base Salary at highest rate in effect during the period of the Executive's employment, in three (3) equal monthly installments, and shall provide health insurance for such three (3)-month period. After the last of such payments, the Executive acknowledges that the Company shall have no further obligation to the Executive under this Agreement.

      Confidentiality and Restrictive Covenants.

        The Executive acknowledges that:

          the business in which the Company is engaged is intensely competitive and his employment by the Company will require that he have continual access to and knowledge of confidential information of the Company. Executive's access may include but shall not be limited to, the nature and scope of its products, the object and source code offered, marketed or under development by the Company or under consideration by the Company for development, acquisition, or marketing by the Company and the documentation prepared or to be prepared for use by the Company (and the phrase "by the Company" shall include other vendors, licensees or and resellers and value-added resellers of the Company's products or proposed product) and the Company's plans for creation, acquisition, improvement or disposition of products or software, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, lists of remarketing and value-added and other resellers customer lists and contact lists, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business, provided that Confidential Information will not include information which has become publicly known otherwise than through a breach by Executive of the provisions of this Agreement (collectively, "Confidential Information");

          the direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

          by his training, experience and expertise, the Executive's services to the Company will be special and unique;

          the Company has developed relationships with its customers over a substantial period of time and such relationships generally have a substantial duration;

          acquiring customers in the Company's business is time consuming, difficult and costly; and

          if the Executive leaves the Company's employ to work for a competitive business, in any capacity, it would cause the Company irreparable harm.

        Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential Information relating to the business products and services of the Company, any subsidiary, affiliate, seller or reseller, value-added vendor or customer shall be and remain the sole property and confidential business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the confidential information except in the performance of his duties hereunder and not to disclose the information to third parties, without the prior written consent of the Company. The obligations of the Executive under this Paragraph 7 shall survive any termination of this Agreement. The Executive agrees that, upon any termination of his employment with the Company, all Confidential Information in his possession, directly or indirectly, that is in written or other tangible or readable form (together with all duplicates thereof) will forthwith be returned to the Company and will not be retained by the Executive or furnished to any third party, either by sample, facsimile, film, audio or video cassette, electronic data, verbal communication or any other means of communication.

        Non-competition. The Executive agrees that, during the Term of Employment and for a period of one (1) year following the date of termination of the Executive's employment with the Company (unless Executive's employment is terminated by the Company pursuant to Paragraph 5(d), in which event Executive's obligations under this subsection (c) shall only continue for so long as the Company pays Executive pursuant to Paragraph 6(d), or is terminated by the Company by giving notice pursuant to Paragraph 3 to prevent the renewal of this Agreement, in which event Executive's obligations under this subsection (c) shall not continue following the termination of Executive's employment with the Company), the Executive will not, directly or indirectly, own, manage, operate, control or participate in the ownership, management or control of, or be connected as an officer, employee, partner, director, or otherwise with, or have any financial interest in, or aid or assist anyone else in the conduct of, any entity or business which competes with any business conducted by the Company or any of its subsidiaries or affiliates, in the United States, Canada or the UK or any other area where such business is being conducted on the date the Executive's employment is terminated hereunder. Notwithstanding the foregoing the Executive's ownership of securities of a public company engaged in competition with the Company not in excess of five percent of any class of such securities shall not be considered a breach of the covenants set forth in this Paragraph 7. For the avoidance of doubt, nothing in this subsection (c) shall prevent Executive from working for any law firm in the world that is not controlled by, under common control with or controlling any entity or business described in the first sentence of this subsection (c).

        Further Covenant. Until the date which is one (1) year after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions, and, to the extent the Executive owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, any business of the type and character engaged in and competitive with that conducted by the Company or any of its subsidiaries or affiliates during the period of the Executive's employment, the Executive will use his full business efforts to ensure that such business does not take any of the following actions:

          persuade or attempt to persuade any customer of the Company or any seller, reseller or value-added vendor of the Company or of its products to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

          solicit for himself or any entity the business of (A) any customer of the Company or any of its subsidiaries or affiliates, or (B) any seller, reseller or-value-added vendor of the Company, or of its products, or (C) solicit any business from a customer which was a customer of the Company or any of its subsidiaries or affiliates within six (6) months prior to the termination of the Executive's employment; and

          persuade or attempt to persuade any employee of the Company or any of its subsidiaries or affiliates or any individual who was an employee of the Company or any of its subsidiaries or affiliates, at any time during the six (6)-month period prior to the Executive's termination of employment, to leave the employ of the Company or any of its subsidiaries or affiliates.

      Intellectual Property. The Executive hereby agrees that any and all (i) software, object code, source code, and documentation, (ii) any improvements, inventions, discoveries, formulae, processes, methods, know-how, confidential data, patents, trade secrets, (iii) Food and Drug Administration ("FDA") applications seeking approval by the FDA, information contained in the Forms 510-k of the FDA and approvals from FDA, and (iv) other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of his employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid.

      The Executive hereby acknowledges that the Executive is hereby notified by the Company that, pursuant to Illinois law, the agreements set forth in this Paragraph 8 do not apply to any invention for which no equipment, supplies, facilities, or trade secret information of the Company was used and which was developed entirely on his own time, unless: (a) the invention relates (i) to the business of the Company or (ii) to the Company's actual or demonstrably anticipated research or development; or (b) the invention results from any work performed by the Executive for the Company.

      The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights and FDA applications or approvals of the Company with respect to such inventions or work product or improvements or enhancements as are to be the Company's exclusive property as against the Executive under this Paragraph 8 or to vest in the Company title to such inventions as against the Executive, the expense of securing any such patent or copyright, to be borne by the Company.

      Breach by Employee. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by Employee of the terms and conditions of the Agreement to be performed by him, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of his obligations under Paragraph 7 or 8 would cause the Company irreparable harm, that no adequate remedy at law would be available in respect thereof and that therefore the Company would be entitled to injunctive relief with respect thereto.

      Arbitration. Without precluding acting to obtain specific performance and/or injunctive relief pursuant to Paragraph 9 above, in the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any statutory claims of discrimination, between the Company and the Executive (except any dispute with respect to Paragraphs 7 and 8 hereof), such dispute shall be settled by arbitration in City of Chicago, State of Illinois, in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. The parties hereto agree that the arbitral panel shall also be empowered to grant injunctive relief to a party, which may be included in any award. Judgment upon the award rendered, including injunctive relief, may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Paragraphs 7 or 8, neither the Executive nor the Company shall be required to arbitrate such dispute or claim, but each party shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder.

      Miscellaneous.

        Successors; Binding Agreement. This Agreement and the obligations of the Company hereunder and all rights of the Executive hereunder shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided, however, that the duties of the Executive hereunder are personal to the Executive and may not be delegated or assigned by him.

        Notice. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, delivered by an express delivery (one day service), delivered by telefax and confirmed by express mail or one day express delivery service, or mailed by United States registered mail, return receipt requested, addressed as follows:

        If to the Company:

        Mediware Information Systems, Inc.
        11711 W. 79th Street
        Lenexa, Kansas 66214
        Attn: President and Chief Executive Officer

        If to the Executive:

        Robert C. Weber
        482 Cottage Avenue
        Glen Ellyn, Illinois 60137

        or to such other address as either party may designate by notice to the other, which notice shall be deemed to have been given upon receipt.

        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to the conflict of law rules thereof.

        Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

        Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

        Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        Entire Agreement. This Agreement and the Option Agreement set forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of said subject matter.

        Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

        Capacity. The Executive represents and warrants that he is not a party to any agreement that would prohibit him from entering into this Agreement or performing fully his obligations hereunder.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date first written above.

EXECUTIVE	MEDIWARE INFORMATION SYSTEMS, INC.

/s/ Robert C. Weber Robert C. Weber	By: /s/ George J. Barry Name: George J. Barry Title: President and Chief Executive Officer